UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 (11) 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

1234 5678 9101 7788
RODRIGO C PEREIRA
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# 3Q21 Results

## Earnings Release

**November 11, 2021**

PagBank PagSeguro

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Pagbank PagSeguro Reports Third Quarter Results
3Q21 Consolidated TPV 1 up 85.8% compared to 3Q20;
3Q21 Total Revenue and Income up 55.8% compared to 3Q20.
São Paulo, November 11, 2021 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its third quarter results for the period ended September 30, 2021. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Third Quarter 2021 Financial & Operational Highlights:
•Consolidated TPV1 of R$125.6 billion in 3Q21, growing 85.8%, compared to R$67.6 billion in 3Q20:
•Acquiring TPV2 of R$66.8 billion in 3Q21, up 49.1% compared to R$44.8 billion in 3Q20;
•PagBank TPV3 of R$58.8 billion in 3Q21, up 158.1% compared to R$22.8 billion in 3Q20;
•7.7 million active merchants, an increase of 0.1 million in 3Q21 and 1.4 million in the last twelve months;
•12.2 million PagBank active users4, growth of 1.0 million in 3Q21 and 5.5 million in the last twelve months;
•R$741.5 million in Adjusted EBITDA6, up 39.8% compared to 3Q20;
•Total Revenue and Income of R$2,775.8 million, up 55.8% in comparison to 3Q20;
•R$418.7 million in non-GAAP Net Income, up 26.7% in comparison to 3Q20; and
•R$321.5 million in Net Income, up 22.1% in comparison to 3Q20.

	At and for the Three Months Ended September 30,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2021	2020	Var.%
Consolidated TPV[1]	125,578.7	67,593.7	85.8%
Active Merchants (last 12 months) - (millions)	7.7	6.3	22.8%
Pagbank Active Users[4] (last 12 months) - (millions)	12.2	6.7	83.0%
Total Net Revenue	2,775.8	1,781.5	55.8%
Net Income	321.5	263.4	22.1%
Net Margin (%)	11.6%	14.8%	(3.2) pp
Basic earnings per common share (EPS)[5] - (R$)	0.9727	0.8001
Diluted earnings per common share (EPS)[5] - (R$)	0.9669	0.7988

	At and for the Three Months Ended September 30,
Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2021	2020	Var.%
Non-GAAP Total Net Revenue	2,775.8	1,781.5	55.8%
Non-GAAP Net Income	418.7	330.4	26.7%
Adjusted EBITDA[6]	741.5	530.4	39.8%
Non-GAAP Net Margin (%)	15.1%	18.5%	(3.4) pp
Non-GAAP Basic earnings per common share (EPS)[5] - (R$)	1.2667	1.0035
Non-GAAP Diluted earnings per common share (EPS)[5] - (R$)	1.2590	1.0019

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see page 22 of this earnings release.
1. Consolidated TPV (“Total payment volume”) means: Acquiring TPV plus PagBank TPV.
2. Acquiring TPV includes PagSeguro Brazil’s TPV, which is the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals, not including PagBank TPV.
3. PagBank TPV includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to different people, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, loans, Super App and GMV.
4. PagBank Active users means active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
5. Weighted average number of common shares of 330.4 million on September 30, 2021 and 329.1 million on September 30, 2020.
6. Adjusted EBITDA = Net income + Income tax and social contribution + Depreciation and amortization – Other Financial income + Exchange rate expenses + M&A Expenses + LTIP expenses.

I - Statement of Income
Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Income tax and social contribution on LTIP and M&A adjustments: This represents the income tax effect related to the adjustments from LTIP expenses and M&A expenses mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Total Expenses to non-GAAP Total Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP Net Income,” “Reconciliation of Net Income to Adjusted EBITDA”, “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Total revenue and income
Total revenues and income reached R$2,775.8 million in the third quarter of 2021, an improvement of 55.8% from R$1,781.5 million reported in the third quarter of 2020. The growth was mainly due to an increase in our Acquiring TPV and will be detailed in each revenue and income lines described below.

Revenue from transaction activities and other services
Revenues from transaction activities and other services in the 3Q21 amounted to R$1,792.2 million, an improvement of R$580.2 million, or 47.9%, from R$1,212.0 million presented in the 3Q20, because of the factors described below:
Gross revenues from transaction activities and other services in the 3Q21 amounted to R$1,998.0 million, an improvement of R$638.3 million, or 46.9%, from R$1,359.7 million recorded in the 3Q20. This increase was principally due to an increase of 22.2% in our active merchant base and a growth of 49.1% in our Acquiring TPV, which increased to R$66.8 billion from R$44.8 billion reported in 3Q20. In addition, in the third quarter of 2021, we recognized R$68.3 million in membership fees, an increase of R$27.0 million, from R$41.3 million presented in the 3Q20.
Deductions from gross revenues from transaction activities and other services, which consist principally of taxes, amounted to R$205.8 million in the third quarter or 10.3% of Gross revenues from transaction activities and other services for the quarter. In the 3Q20, these deductions totaled R$147.7 million, or 10.9% in relation to the Gross revenue from transaction activities and other services for the quarter. The R$58.4 million, or 39.3%, increase in these deductions is directly related to our higher Acquiring TPV. Additionally, in 3Q21, R$6.3 million of these deductions corresponded to membership fee taxes, which corresponds to a growth of R$2.4 million from R$3.9 million recorded in the 3Q20.

Financial income
The quarterly Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$937.7 million, an increase of R$392.9 million, or 72.1%, from R$544.8 million presented in the 3Q20. The financial income growth was driven by a higher Acquiring TPV and mix of processed debit and credit card payments containing a higher percentage of credit card transactions made in installments in the three months ended September 30, 2021, compared to the three months ended September 30, 2020.

Other financial income
Other financial income reached R$45.9 million in the 3Q21, an increase of R$21.2 million, or 85.3%, from R$24.7 million in the 3Q20. This increase was explained mainly by the increase in the interest on cash and cash equivalents plus financial investments as a result of the higher Brazilian basic interest rate (SELIC).

Expenses

GAAP
+64.7%
Non-GAAP
+66.2%
1,429.3
2,354.6
1,327.9
2,207.4
3Q20
3Q21
3Q20
3Q21
% of Total revenue and income
80.2%
84.8%
74.5%
79.5%

Total expenses amounted to R$2,354.6 million in the 3Q21, R$925.3 million higher, or 64.7%, in comparison to the R$1,429.3 million presented in the 3Q20. As a percentage of our Total revenues and income, quarterly total expenses in the 3Q21 increased by 4.6 percentage points, to 84.8% from 80.2% reported in the 3Q20.
Non-GAAP total expenses amounted to R$2,207.4 million in the third quarter of 2021, an increase of R$879.5 million, or 66.2%, from R$1,327.9 million recorded in the 3Q20. As a percentage of our Total revenues and income, non-GAAP total expenses represented 79.5% in the 3Q21, an increase of 5.0 percentage points when compared to the 74.5% presented in the 3Q20.

	For the three months ended September 30, 2021	For the three months ended September 30, 2020
Reconciliation of Total Expenses to Non-GAAP Total Expenses (R$ millions):			Var.%
Total Expenses	(2,354.5)	(1,429.3)	64.7%
(-) LTIP expenses [1]	140.7	101.4	38.8%
(-) M&A expenses [2]	6.4	—	100.0%
Non-GAAP Total Expenses	(2,207.4)	(1,327.9)	66.2%
[1] LTIP expenses: LTIP expenses consists of expenses for equity awards under our long-term incentive plan (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended September 30, 2021 and 2020, the amounts of R$140.7 million and R$101.4 million, respectively, were mainly related to the recurrent quarterly provision, payroll taxes related to LTIP and LTIP-Goals, including the update of our stock price and variation of the US$/R$ exchange rate and new shares issued to preexisting LTIP beneficiaries.
[2] M&A expense: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions and amortization and write-downs of the fair value of certain acquired assets in the three months ended September 30, 2021, amounting to R$6.4 million. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.

Cost of services

GAAP
+42.1%
1,057.2
1,502.0
Non-GAAP
+41.7%
1,052.0
1,490.5
3Q20
3Q21
3Q20
3Q21

| % of revenue from transaction activities and other services | 87.2% | 83.8% | 86.8% | 83.2% |
|---|---|---|---|---|

Cost of services reached R$1,502.0 million in the 3Q21, an increase of R$444.8 million, or 42.1%, from R$1,057.2 million reported in the 3Q20. As a percentage of the total of our Revenues from transaction activities and other services, our Cost of services decreased 3.5 percentage points, to 83.8% in the 3Q21 from 87.2% in the 3Q20, due to:
i) Depreciation of the POS devices in the 3Q21 amounted to R$117.2 million, an increase of R$68.7 million, from R$48.5 million presented in the 3Q20;
ii) Costs of maintenance of POS devices and freight in the 3Q21 reached R$66.0 million, an increase of R$8.3 million, from R$57.7 million recorded in the 3Q20;
iii) Interchange fees paid to card issuers in the third quarter of 2021, reached R$820.3 million, an increase of R$344.5 million, from R$475.8 million reported in third quarter of 2020;
iv) Card scheme fees in the third quarter of 2021 totaled R$164.7 million, an increase of R$42.8 million, from R$121.9 million presented in the same period of 2020.
These increases in items (i) and (ii) refer to more POS assets and shipping to clients. The increases in items (iii) and (iv) are mainly related to a higher Acquiring TPV and, consequently, to the increased revenues from transactions and other services.
In the third quarter of the year 2021, the non-GAAP Cost of services reached R$1,490.5 million (reflecting the exclusion of the LTIP adjustment of R$11.5 million in the quarter), an increase of R$438.5 million, or 41.7%, from R$1,052.0 million reported in the 3Q20 (reflecting the exclusion of the LTIP adjustment of R$5.3 million in the 3Q20). As a percentage of the total of our Revenues from transaction activities and other services, our non-GAAP Cost of services decreased 3.6 percentage points, to 83.2% in the 3Q21 from 86.8% in the 3Q20. For a reconciliation of non-GAAP cost of services to the GAAP cost of services, see page 22 of this earnings release.

Selling expenses

GAAP
+142.6
151.6
367.9
Non-GAAP
+143.2%
151.2
367.8
3Q20
3Q21
3Q20
3Q21
% of total revenue and income
8.5%
13.3%
8.5%
13.2%

Quarterly selling expenses amounted to R$367.9 million in the 3Q21, an increase of R$216.3 million, or 142.6%, from R$151.6 million presented in 3Q20. As a percentage of our Total revenues and income, Selling expenses increased by 4.8 percentage points, to 13.3%, in the 3Q21, from 8.5% in 3Q20. This increase in Selling expenses as a percentage of Total revenue and income was mainly due to the increase in marketing expenses, chargebacks following the growth of Acquiring TPV and Hubs’ workforce expansion compared to 3Q20.
For the third quarter of 2021, non-GAAP Selling expenses amounted to R$367.8 million (reflecting the exclusion of the LTIP adjustment of R$0.1 million in the quarter), an increase of R$216.6 million, or 143.2%, from R$151.2 million reported in the same period of 2020. For a reconciliation of non-GAAP Selling expenses to Selling expenses, see page 22 of this earnings release.

Administrative expenses

GAAP
+38.5%
197.1
273.0
Non-GAAP
+35.7%
101.4
137.5
3Q20
3Q21
3Q20
3Q21
% of total revenue and income
11.1%
9.8%
5.7%
5.0%

Administrative expenses reached R$273.0 million in the quarter, R$75.9 million higher, or 38.5%, when compared to the R$197.1 million reported in the 3Q20. As a percentage of our Total revenues and income, the Administrative expenses decreased by 1.2 percentage points, to 9.8% in the 3Q21 from 11.1% in the 3Q20. This rise in Administrative expenses was mainly due to an increase in our share based long term incentive plan (LTIP) expenses in the amount of R$129.1 million in 3Q21, an increase of R$33.4 million, from R$95.7 million recorded in the 3Q20 and the higher expenses related to headcount in our workforce.

In the period ended September 30, 2021, non-GAAP Administrative expenses amounted to R$137.5 million, a growth of R$36.1 million, or 35.7%, from R$101.4 presented in the 3Q20. These amounts exclude the LTIP adjustment of R$129.1 million in 3Q21 and R$95.7 in the 3Q20 and also exclude M&A expenses related to the amortization of fair value assets acquired as well as and expenses for external consulting, accounting and legal services in the amount of R$6.4 million in the 3Q21. As a percentage of Total revenues and income, non-GAAP Administrative expenses were 5.0% in the third quarter of 2021, a decrease of 0.7 percentage points compared to 5.7% reported in the 3Q20. For a reconciliation of non-GAAP administrative expenses to GAAP Administrative expenses, see page 22 of this earnings release.

Financial expenses

+1,190.8%
209.8
16.3
3Q20
3Q21
% of financial income
3.0%
22.4%

Quarterly Financial expenses amounted to R$209.8 million, in the 3Q21, an increase of R$193.5 million, or 1,190.8%, from expenses of R$16.3 million presented in the 3Q20. Expressed as a percentage of our Financial income, Financial expenses represented 22.4% in the 3Q21 and 3.0% in the 3Q20. This increase was mainly due to the early collection of receivables, which amounted to R$115.5 million in the 3Q21 from R$4.6 million in the 3Q20. On top of that, our TPV increased rapidly from 2020, impacting our working capital needs related to advances of merchants’ receivables. Our Certificates of Deposit and the US$/R$ exchange rate expenses also increased from 2020.

Other income (expenses), net
Other income (expenses), net recorded expenses of R$1.8 million in the 3Q21, a decrease of R$5.3 million, or 74.2%, from expenses of R$7.1 million reported in 3Q20.

Profit before income taxes

GAAP
+19.6%
Non-GAAP
+25.3%
352.2
421.2
453.6
568.3
3Q20
3Q21
3Q20
3Q21

Profit before income taxes amounted to R$421.2 million in the third quarter of 2021, an increase of R$69.1 million, or 19.6%, from R$352.2 million reported in the same period of 2020. The non-GAAP Profit before income taxes amounted to R$568.3 million in the 3Q21, an increase of R$114.8 million, or 25.3% from R$453.6 million 3Q20. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see page 22 of this earnings release.

Income tax and social contribution

GAAP
+12.3%
Non-GAAP
+21.4%
88.8
99.6
123.2
149.6
3Q20
3Q21
3Q20
3Q21
Effective tax rate
25.2%
23.6%
27.2%
26.3%

Income tax and social contribution amounted to an expense of R$99.6 million in the 3Q21, an increase of R$10.8 million, or 12.3%, from an expense of R$88.8 million presented in the 3Q20. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate decreased by 1.6 percentage points to 23.6% in the 3Q21 from 25.2% in the 3Q20. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Non-GAAP Income tax and social contribution expense for the 3Q21 amounted to R$149.6 million, an increase of R$26.4 million, or 21.4%, from an expense of R$123.2 million in the 3Q20.
The effective tax rate on our non-GAAP Income tax and social contribution decreased by 0.9 percentage points to 26.3% in third quarter of 2021, from 27.2% in the third quarter of 2020. The difference of 0.9 percentage points between the non-GAAP effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was the effect of income tax related to LTIP and M&A expenses.

	For the three months ended September 30, 2021	For the three months ended September 30, 2020
Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution (R$ million):			Var.%
Income tax and social contribution	(99.6)	(88.8)	12.2%
(-) Income tax and social contribution on LTIP and M&A adjustments [1]	(50.0)	(34.4)	45.6%
Non-GAAP Income tax and social contribution	(149.6)	(123.2)	21.4%
[1] Income tax and social contribution on LTIP and M&A adjustments: the amounts of R$50.0 million and R$34.4 million, respectively, consist of income tax at the rate of 34% calculated on the LTIP and M&A expenses.

Net income for the period

GAAP
+22.1%
Non-GAAP
+26.8%
263.4
321.5
330.4
418.7
3Q20
3Q21
3Q20
3Q21
Net Margin %
14.8%
11.6%
18.5%
15.1%

Net income for the period ended 3Q21, amounted to R$321.5 million, an increase of R$58.1 million, or 22.1%, from R$263.4 million in the third quarter of 2020. The Net Margin for the period decreased by 3.2 percentage points, to 11.6%, in the 3Q21 when compared to 14.8% in the 3Q20.

Non-GAAP Net income for the quarter amounted to R$418.7 million, an increase of R$88.3 million, or 26.8%, from R$330.4 reported in the 3Q20, reflecting the sum of the LTIP and M&A adjustments described below.

	For the three months ended September 30, 2021	For the three months ended September 30, 2020
Reconciliation of Net Income to Non-GAAP Net Income (R$ million):			Var.%
Net Income	321.5	263.4	22.1%
LTIP expenses [1]	140.7	101.4	38.8%
M&A expenses [2]	6.4	—	100.0%
Income tax on LTIP and M&A adjustments [3]	(50.0)	(34.4)	45.6%
Total Non-GAAP net income adjustments	97.1	67.0	44.9%
Non-GAAP Net Income	418.7	330.4	26.7%

[1] LTIP expenses: LTIP expenses consists of expenses for equity awards under our long-term incentive plan (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended September 30,2021 and 2020, the amounts of R$140.7 million and R$101.4 million, respectively, were mainly related to the recurrent quarterly provision, payroll taxes related to LTIP and LTIP-Goals, including the update of our stock price and variation of the US$/R$ exchange rate and new shares issued to preexisting LTIP beneficiaries.
[2] M&A expenses: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions in the amount R$3.5 million and for the amortization of the fair value of the acquired assets in the amount of R$2.9 million in the three months ended September 30, 2021. We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
[3] Income tax and social contribution on LTIP and M&A adjustments: In the three months ended September 30, 2021 and 2020, the amounts of R$50.0 million and R$34.4 million, respectively, consist of income tax at the rate of 34% calculated on the LTIP and M&A expenses.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure. Our Adjusted EBITDA in the 3Q21 amounted to R$741.5 million, an increase of R$211.1 million, or 39.8%, from R$530.4 million reported in the 3Q20, which is calculated using Net income and adding (i) income tax and social contribution, plus (ii) depreciation and amortization, minus (iii) other financial income, plus (iv) US$/R$ exchange rate expenses related to variations in the exchange rate applicable to financial assets or liabilities held in foreign currency, plus (v) M&A expenses (vi) and adding LTIP expenses.
We are not considering the exclusion of M&A expenses in the amount of R$2.9 million in the 3Q21 because they are related to the amortization of fair value assets acquired and already considered in Depreciation and amortization. The amount of R$3.5 million related to the expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions.
The increase in Adjusted EBITDA is mainly related to depreciation and amortization, which in the 3Q21 amounted to R$203.3 million, an increase of R$101.8 million, or 100.2%, from R$101.5 million in the 3Q20. This increase was primarily due to the increase in the volume of our POS devices, in addition to the increase of LTIP compensation expenses incurred. Below is the reconciliation from Net Income to Adjusted EBITDA.

Reconciliation of Net Income to Adjusted EBITDA (R$ million):	For the three months ended September 30, 2021	For the three months ended September 30, 2020	Var.%
Net Income	321.5	263.4	22.1%
(+) Income tax and social contribution	99.6	88.8	12.3%
(+) Depreciation and amortization	203.3	101.5	100.2%
(-) Other Financial income	(45.9)	(31.8)	44.0%
(+) Exchange rate expenses	18.7	7.1	163.6%
(+) M&A Expenses	3.5	—	100%
(+) LTIP expenses [1]	140.7	101.4	42.3%
Adjusted EBITDA	741.5	530.4	39.8%
[1] LTIP expenses: Stock-based compensation expenses in the total amount of R$140.7 million (R$101.4 million in the three months ended September 30, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

II - Cash Flow
Cash and cash equivalents at the beginning of the nine months ended September 30, 2021 amounted to R$1,640.1 million.
Profit before income taxes in the nine months ended September 30, 2021 was R$1,119.7 million.
The adjustments for revenues, income and expenses recorded in the income statement in the nine months ended September 30, 2021 but which did not affect our cash flows totaled the positive amount of R$1,416.6 million, mainly due to R$326.3 million of Share-based long-term incentive plan (LTIP) expenses, R$450.1 million in chargebacks, R$543.1 million of depreciation and amortization recorded in our income statement and R$84.4 million of interest accrued of financial assets and liabilities. LTIP expenses relate to equity awards under our LTIP, chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio.
The adjustments for changes in operating assets and liabilities in the nine months ended September 30, 2021 amounted to negative cash flow of R$2,256.8 million:
•Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$20,302.5 million at September 30, 2021 compared to R$16,076.5 million at year-end 2020) excluding interest income received in cash and Chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented negative cash flow of R$5,194.1 million in the nine months ended September 30, 2021.
•Payables to third parties’ item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$11,068.1 million on September 30, 2021 compared to R$10,101.5 million at year-end 2020). Payables to third parties represented positive cash flow of R$883.0 million in the nine months ended September 30, 2021.
•Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties’ item mainly with UOL of Current Liabilities on our balance sheet (R$369.5 million on September 30, 2021 compared to R$58.3 million at year-end 2020). Receivables from (payables to) related parties represented positive cash flow of R$311.2 million in the nine months ended September 30, 2021.
•Salaries and social charges item consists of the amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented positive cash flow of R$9.5 million in the nine months ended September 30, 2021.
•Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$377.6 million on September 30, 2021 compared to R$335.5 million at year-end 2020). Trade payables represented positive cash flow of R$42.5 million in the nine months ended September 30, 2021.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$31.4 million in the nine months ended September 30, 2021.
•Financial investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a positive cash flow of R$2.1 million in the nine months ended September 30, 2021.
•Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$97.7 million in the nine months ended September 30, 2021, mainly related to withholding taxes from FIDC quotas redeemed in 2021.

•Deposits item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$1,854.9 million in the nine months ended September 30, 2021.
We paid income tax and social contribution in cash totaling R$57.4 million and recorded positive cash flow of R$541.8 million related to interest income received in cash in the nine months ended September 30, 2021.
As a result of the above, Net Cash used in operating activities in the nine months ended September 30, 2021 totaled R$764.0 million.
Net cash used in investing activities in the nine months ended September 30, 2021 totaled R$1,271.1 million. This amount consisted of R$527.6 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$701.3 million in purchases of property and equipment, mainly related to POS device purchases, positive cash flow of R$2.3 million related to the redemption of financial investments and R$44.5 million related to acquisition of companies.
Cash flows used in financing activities in the nine months ended September 30, 2021 totaled R$10.6 million, this amount refers to payment of leases.
After accounting for the total decrease in Cash and cash equivalents of R$517.7 million discussed above, our Cash and cash equivalents on September 30, 2021 amounted to R$1,122.4 million.

Earnings webcast
PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on November 11, 2021 at 5:00 pm ET.
Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagBank PagSeguro
Webcast: http://choruscall.websiteseguro.com/pagseguro/3q21.htm
About PagSeguro:
PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagSeguro Digital is the only financial technology provider in Brazil whose business model covers all the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants
•Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Operate as a full acquirer
PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank's platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro Digital's end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro Digital's mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended September 30, 2021	Three months ended September 30, 2020	%
	(Amounts expressed in R$ millions)
Revenue from transaction activities and other services	1,792.2	1,212.0	47.9%
Financial income	937.7	544.8	72.1%
Other financial income	45.9	24.7	85.3%

Total revenue and income	2,775.8	1,781.5	55.8%

Cost of sales and services	(1,502.0)	(1,057.2)	42.1%
Selling expenses	(367.9)	(151.6)	142.6%
Administrative expenses	(273.0)	(197.1)	38.5%
Financial expenses	(209.8)	(16.3)	1190.8%
Other income (expenses), net	(1.8)	(7.1)	(74.2)%

PROFIT BEFORE INCOME TAXES	421.2	352.2	19.6%

Current income tax and social contribution	(7.7)	(13.4)	(42.7)%
Deferred income tax and social contribution result	(92.0)	(75.4)	22.0%

INCOME TAX AND SOCIAL CONTRIBUTION	(99.7)	(88.8)	12.3%

NET INCOME FOR THE PERIOD	321.5	263.4	22.0%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended September 30, 2021	Three months ended September 30, 2020
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	321,393	263,304
Non-controlling interests	152,7	125,1
Weighted average number of outstanding common shares	330,397,738	329,090,226
Weighted average number of common shares diluted	332,411,977	329,637,691
Basic earnings per common share - R$	0.9727	0.8001
Diluted earnings per common share - R$	0.9669	0.7988

Net income Non-GAAP	418,511,1	330,216,4
Weighted average number of outstanding common shares	330,397,738	329,090,226
Weighted average number of common shares diluted	332,411,977	329,637,691
Non-GAAP Basic earnings per common share - R$	1.2667	1.0035
Non-GAAP Diluted earnings per common share - R$	1.2590	1.0019

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of September 30, 2021	As of December 31, 2020
	(Amounts expressed in R$ thousands)
Cash and cash equivalentes	1,122,388	1,640,065
Financial investments	1,000,877	979,837
Accounts receivable	20,122,692	16,042,970
Inventories	86,214	30,429
Taxes recoverable	545,682	388,975
Other receivables	129,605	164,805
Total current assets	23,007,458	19,247,081

Accounts receivable	179,855	33,570
Judicial deposits	38,413	7,449
Deferred income tax and social contribution	88,749	83,296
Other receivables	14,094	10,293
Investment	15,956	16,400
Property and equipment	2,148,295	1,802,613
Intangible assets	1,467,279	1,123,620
Total non-current assets	3,952,641	3,077,241
TOTAL ASSETS	26,960,099	22,324,322

Payables to third parties	11,068,114	10,101,510
Trade payables	377,589	335,539
Payables to related parties	369,501	58,336
Deposits	2,458,376	571,996
Salaries and social charges	247,283	175,198
Taxes and contributions	38,231	26,042
Provision for contingencies	24,407	17,063
Deferred revenue	180,984	186,219
Other liabilities	56,211	102,572
Total current liabilities	14,820,596	11,574,475

Deferred income tax and social contribution	1,350,460	1,132,595
Deposits	211,769	194,090
Provision for contingencies	12,807	11,741
Deferred revenue	21,876	27,336
Other liabilities	85,798	56,626
Total non-current liabilities	1,682,710	1,422,388

Share capital	26	26
Treasury shares	(199)	(13,609)
Capital reserve	6,035,110	5,784,288
Retained earnings	4,431,228	3,566,522
Equity valuation adjustments	(22,372)	(22,373)
Other comprehensive income	577	491
	10,444,370	9,315,346

Non-controlling interests	12,423	12,113

Total equity	10,456,793	9,327,456

TOTAL LIABILITIES AND EQUITY	26,960,099	22,324,322

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,119,709	1,260,781
Expenses (revenues) not affecting cash:
Depreciation and amortization	543,126	242,513
Chargebacks	450,051	212,969
Accrual of provision for contingencies	19,911	1,971
Share based long term incentive plan (LTIP)	326,282	47,499
Reversal of taxes and contributions	(29,114)	(84,294)
Loss on disposal of property, equipment and intangible assets	20,444	3,641
Interest accrued	84,400	4,713
Other (income) cost, net	1,480	20,394

Changes in operating assets and liabilities
Accounts receivable	(5,194,108)	(3,446,658)
Financial investments (mandatory guarantee)	2,069	(127,832)
Inventories	(64,403)	27,046
Taxes recoverable	(97,710)	(103,693)
Other receivables	2,512	16,785
Deferred revenue	(10,695)	122,851
Other liabilities	(13,821)	(243)
Payables to third parties	883,004	2,307,597
Trade payables	42,466	(44,914)
Receivables from (payables to) related parties	311,165	107,376
Deposits	1,854,936	193,642
Salaries and social charges	9,460	14,038
Taxes and contributions	31,358	(26,143)
Provision for contingencies	(12,994)	(1,100)

	279,528	748,940

Income tax and social contribution paid	(57,412)	(26,053)
Interest income received	541,881	175,500

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	763,997	898,387

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(701,338)	(917,255)
Purchases and development of intangible assets	(527,555)	(373,605)
Redemption (Acquisition) of financial investments	2,293	636,432
Amount paid on acquisitions, net of cash acquired	(44,471)	(5,351)

NET CASH USED IN INVESTING ACTIVITIES	(1,271,071)	(659,779)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of leases	(10,603)	(2,640)
Acquisition of treasury shares	—	(44,774)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(10,603)	(47,414)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(517,677)	191,193
Cash and cash equivalents at the beginning of the year	1,640,065	1,403,955
Cash and cash equivalents at the end of the year	1,122,388	1,595,148

RECONCILIATION OF GAAP MEASURES TO NON – GAAP MEASURES

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020
	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	2,775.8	1,781.5
Non-GAAP total revenue and income	2,775.8	1,781.5

Total expenses	(2,354.5)	(1,429.3)
Less: Share-based long-term incentive plan (LTIP)	140.7	101.4
M&A expenses	6.4	—
Non-GAAP total expenses (1)	(2,207.4)	(1,327.9)

Profit before taxes	421.3	352.2
Plus: Total Non-GAAP adjustments	147.1	101.4
Non-GAAP profit before taxes (2)	568.4	453.5

Income tax and social contribution	(99.6)	(88.8)
Less: Income tax and social contribution on Non-GAAP adjustments	(50.0)	(34.4)
Non-GAAP deferred income tax (3)	(149.6)	(123.2)

Net income	321.6	263.4
Plus: Total Non-GAAP adjustments	97.1	67.0
Non-GAAP net income (4)	418.7	330.4

Basic earnings per common share - R$	0.9727	0.8001
Diluted earnings per common share - R$	0.9669	0.7988
Non-GAAP basic earnings per common share - R$ (5)	1.2667	1.0035
Non-GAAP diluted earnings per common share - R$ (5)	1.2590	1.0019

Reconciliation of Net Income to Adjusted EBITDA (R$ million):	For the three months ended September 30, 2021	For the three months endedSeptember 30, 2020	Var.%
Net Income	321.5	263.4	22.1%
(+) Income tax and social contribution	99.6	88.8	12.3%
(+) Depreciation and amortization	203.3	101.5	100.2%
(-) Other Financial income	(45.9)	(31.8)	44.0%
(+) Exchange rate expenses	18.7	7.1	163.6%
(+) M&A Expenses	3.5	—	100.0%
(+) LTIP expenses [1]	140.7	101.4	42.3%
Adjusted EBITDA	741.5	530.4	39.8%

(1)
Non-GAAP total expenses excludes: LTIP expenses in the total amount of R$140.7 million (R$101.4 million in the three months ended September 30, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of LTIP expenses is allocated between Cost of services, Selling expenses and Administrative expenses. Excluding the LTIP expenses, Cost of services in the amount of R$1,502.0 million (R$1,057.2 million in the three months ended September 30, 2020) is adjusted by R$11.5 million (R$5.3 million in the three months ended September 30, 2020) resulting in non-GAAP Cost of services of R$1,490.5 million (R$1,052.0 million in the three months ended September 30, 2020); Selling expenses in the amount of R$367.9 million (R$151.6 million in the three months ended September 30, 2020) is adjusted by R$0.1 million (R$0.4 million in the three months ended September 30, 2020), resulting in non-GAAP Selling expenses of R$367.8 million (R$151.2 million in the three months ended September 30, 2020); and Administrative Expenses in the amount of R$273.0 million (R$197.1 million in the three months ended September 30, 2020) is adjusted by R$129.1 million (R$95.7 million in the three months ended September 30, 2020) and is additionally adjusted by R$ 6.4 million of M&A expenses resulting in non-GAAP Administrative expenses of R$137.5 million (R$101.4 million in the three months ended September 30, 2020).

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above for LTIP expenses and M&A expenses.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the LTIP and M&A adjustments described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director